Exhibit 99.5

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)

1805 – 925 West Georgia Street

Vancouver, BC V6C 3L2 CANADA

Telephone: (604) 688-3033

Facsimile: (604) 639-8873

Item 2.	Date of Material Change

February 25, 2016

Item 3.	News Release

The press release was disseminated through the services of Marketwired.

Item 4.	Summary of Material Change

The Company announced the consolidated financial results for the Company’s fourth quarter and year ended December 31, 2015.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See Schedule “A” attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO

Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

February 25, 2016

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street

Vancouver, B.C., Canada V6C 3L2

Telephone: (604) 688-3033 Fax: (604) 639-8873

Toll Free: 1-866-529-2807

Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York – AG	February 25, 2016

Toronto – FR

Frankfurt – FMV

Mexico - AG

First Majestic Announces Financial Results for Q4 and Year End 2015

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the consolidated financial results for the Company’s fourth quarter and year ended December 31, 2015. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

FOURTH QUARTER 2015 Highlights

•	Silver equivalent production of 4.8 million ounces, representing a 13% increase compared Q4 2014.

•	Silver production of 3.1 million ounces, representing a 1% decrease compared to Q4 2014.

•	All-in Sustaining costs (“AISC”) of $11.28 per payable silver ounce, representing a significant 22% reduction compared to the prior quarter and Q4 2014.

•	Revenues totaled $66.0 million, representing a 9% decrease compared to Q4 2014, primarily due to a 7% reduction in average realized price of silver.

•	Adjusted net loss (non-GAAP) normalized for non-cash items was $3.0 million or $0.02 per share.

•	Operating cash flows before working capital and taxes of $17.5 million or $0.11 per share (non-GAAP).

•	Non-cash impairment charge of $108.4 million related to certain operations and development projects resulting in a net loss of $103.0 million in Q4 2015.

2015 Highlights

•	Silver equivalent production of 16.1 million ounces, representing a 5% increase compared to 2014.

•	Silver production of 11.1 million ounces, representing a 5% decrease compared to 2014.

•	AISC of $13.43 per payable silver ounce, representing a 24% decrease compared to 2014.

•	Revenues were $219.4 million representing an 11% decrease compared to 2014 despite a 14% decline in average realized silver price.

•	Adjusted net loss of $14.1 million or $0.11 per share for the year.

•	Operating cash flows before working capital and taxes of $59.7 million or $0.46 per share.

•	General and Administrative costs of $17.0 million, representing a 12% decrease compared to 2014.

•	Ended the year with cash and cash equivalents of $51.0 million, up from $40.3 million in 2014.

“In 2015, First Majestic delivered another year of record production totaling 16.1 million silver equivalent ounces representing a 5% increase from 2014,” said Keith Neumeyer, President and CEO of First Majestic. “During the fourth quarter, our consolidated AISC fell to $11.28 per ounce, representing a significant reduction of 22% compared to the prior quarter, primarily due to the inclusion of our latest acquisition, the Santa Elena mine. In addition, we have experienced a nice start to 2016 with a renewed interest in precious metals pushing prices higher and coinciding with currency exchange weakness and increased volatility in the Mexican Peso. These two components, if sustained throughout 2016, will have a significant influence on the Company’s operating cash flows this year. With First Majestic now producing silver from six mines, we expect 2016 will be another record year of production.”

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2015 ANNUAL AND FOURTH QUARTER Highlights

Key Performance Metrics	2015-Q4	2015-Q3	Change	2014-Q4	Change	2015-FY	2014-FY	Change
Operational
Ore Processed / Tonnes Milled	883,377	675,032	31%	683,528	29%	2,852,655	2,613,411	9%
Silver Ounces Produced	3,055,442	2,593,309	18%	3,074,567	(1)%	11,142,109	11,748,721	(5)%
Silver Equivalent Ounces Produced	4,820,408	3,558,035	35%	4,247,527	13%	16,086,271	15,257,958	5%
Cash Costs per Ounce(1)	$6.04	$8.77	(31)%	$8.51	(29)%	$7.87	$9.58	(18)%
All-in Sustaining Cost per Ounce(1)	$11.28	$14.41	(22)%	$14.43	(22)%	$13.43	$17.71	(24)%
Total Production Cost per Tonne(1)	$41.44	$41.81	(1)%	$47.15	(12)%	$43.98	$51.53	(15)%
Average Realized Silver Price per Ounce ($/eq. oz.)(1)	$15.21	$15.16	0%	$16.30	(7)%	$16.06	$18.69	(14)%
Financial (in $millions)
Revenues	$66.0	$44.7	48%	$72.5	(9)%	$219.4	$245.5	(11)%
Mine Operating Earnings (Loss)(2)	$3.9	$(3.6)	208%	$5.8	(33)%	$8.7	$30.2	(71)%
Impairment of non-current assets	$108.4	$0.0	100%	$102.0	6%	$108.4	$102.0	6%
Net Loss	$(103.0)	$(1.8)	(5684)%	$(64.6)	(59)%	$(108.4)	$(61.4)	(76)%
Operating Cash Flows before Working Capital and Taxes(2)	$17.5	$8.4	108%	$21.1	(17)%	$59.7	$74.4	(20)%
Cash and Cash Equivalents	$51.0	$26.1	95%	$40.3	27%	$51.0	$40.3	27%
Working Capital (Deficit)(1)	$15.6	$(13.0)	220%	$(2.9)	637%	$15.6	$(2.9)	637%
Shareholders
Loss per Share ("EPS") - Basic	$(0.66)	$(0.01)	(4456)%	$(0.55)	(21)%	$(0.84)	$(0.52)	(60)%
Adjusted EPS(1)	$(0.02)	$(0.06)	69%	$0.04	(154)%	$(0.11)	$0.07	(261)%
Cash Flow per Share(1)	$0.11	$0.07	64%	$0.18	(37)%	$0.46	$0.63	(27)%

(1)	The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.
(2)	The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before movements in working capital and income taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS.

FINANCIAL RESULTS

The Company generated revenues of $66.0 million in the fourth quarter of 2015, a decrease of $6.5 million or 9% compared to $72.5 million in the fourth quarter of 2014. The decrease in revenue was primarily due to a 7% reduction in average realized silver price. Revenues in 2015 were $219.4 million, a decrease of $26.0 million compared to 2014, primarily due to a 14% reduction in average realized silver price, partially offset by 7% increase in payable silver equivalent ounces sold.

Mine operating earnings were $3.9 million in the fourth quarter of 2015 compared to $5.8 million in the fourth quarter of 2014. The Company recognized annual mine operating earnings of $8.7 million in 2015, a decrease of 71% compared to $30.2 million in 2014. The decrease in mine operating earnings was primarily attributed to a 14% decline in average realized silver price per ounce during the year and higher depletion, depreciation and amortization expense as a result of using higher cut-off grades for mineral Reserves and Resources.

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Net loss after taxes for the fourth quarter and year end 2015 were $103.0 million and $108.4 million respectively, compared to net loss after taxes of $64.6 million and $61.4 million in the comparative periods of 2014. Net loss in the current period was attributed to non-cash impairment charges totalling $108.4 million, or $70.2 million net of tax, on certain operations and development projects due to the decline in market consensus on long-term silver price forecasts as at December 31, 2015 and the consequential impact on the Company’s Reserves and Resources. Excluding non-cash and non-recurring items, the Company recorded an adjusted loss of $3.0 million ($0.02 per share) during the fourth quarter of 2015.

In the fourth quarter, cash flows before movements in working capital and income taxes were $17.5 million ($0.11 per share), compared to $21.1 million ($0.18 per share) in the fourth quarter of 2014. The decrease in cash flow per share was primarily due to a decrease in mine operating earnings, due to lower silver prices. For the full year 2015, cash flows before movements in working capital and taxes decreased by 20% to $59.7 million ($0.46 per share) compared to the prior year primarily due to lower margins as a result of a 14% decrease in average annual realized silver prices.

The Company ended 2015 with a healthy $51.0 million in cash and cash equivalents compared to $40.3 million at the end of 2014. In addition, the Company ended the year with a surplus in working capital of $15.6 million compared to a $2.9 million deficit at the end of 2014. As previously announced on February 11, 2016, the Company further improved its working capital position by securing a $60.0 million credit facility to replace its existing lead and zinc prepayment facilities with Bank of America and replaced the maturing $15.0 million revolving credit line the Company assumed when it acquired SilverCrest Mines Ltd. with a new revolving credit line to cover the Company for the next three years.

OPERATIONAL RESULTS

During the fourth quarter, silver production increased 18% to 3.1 million ounces and total production increased 35% to 4.8 million ounces of silver equivalent, when compared to the prior quarter. The increase in production was primarily attributed to the acquisition of the Santa Elena mine on October 1, 2015, which contributed 1.5 million silver equivalent ounces of production in the fourth quarter.

Annual production in 2015 reached a record of 16.1 million of silver equivalent ounces, slightly higher than the Company’s revised guidance of 15.7 million to 15.9 million ounces of silver equivalents. On a year over year basis, annual production increased 5% compared to 15.3 million silver equivalent ounces produced in 2014. Silver production decreased 5% to 11.1 million ounces compared to 11.7 million ounces of silver in 2014 as the Company implemented various cost cutting programs and operational modifications to ensure only profitable ounces were produced.

Costs and capital expenditures

During the fourth quarter, consolidated cash costs per ounce and AISC were $6.04 and $11.28, a decrease of 31% and 22%, respectively, compared to the previous quarter. Improvements in consolidated cash costs and AISC per ounce were primarily attributed to the recently acquired Santa Elena Silver Mine, which exceeded guidance by producing 0.7 million silver ounces and 11,110 ounces of gold for a total quarterly production of 1.5 million silver equivalent ounces at a negative cash cost per payable silver ounce of ($2.84) and AISC of $1.44 per ounce. Excluding Santa Elena, consolidated cash costs and AISC in the fourth quarter would have been $8.59 and $14.23 per ounce, consistent with $8.77 and $14.41 in the previous quarter.

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The table below represents the quarterly operating and cost parameters at each of the Company’s six producing silver mines.

Fourth Quarter Production Summary	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	254,625	242,109	149,504	111,448	83,442	42,249	883,377
Silver Ounces Produced	673,969	714,057	605,605	331,225	485,227	245,358	3,055,442
Silver Equivalent Ounces Produced	1,506,405	716,023	1,051,679	586,672	576,675	382,953	4,820,408
Cash Costs per Ounce	$(2.84)	$11.00	$7.18	$9.25	$7.20	$7.02	$6.04
All-in Sustaining Cost per Ounce	$1.44	$14.29	$9.98	$11.30	$9.83	$14.24	$11.28
Total Production Cost per Tonne	$44.45	$30.92	$38.99	$45.22	$54.22	$57.02	$41.44

Cash costs per ounce and AISC in 2015 were $7.87 and $13.43 respectively, an improvement of 18% and 24%, respectively, compared to $9.58 and $17.71 in the previous year. The decrease in cash costs and all-in sustaining costs were reflective of the Company’s ongoing effort to reduce production costs, weakening of the Mexican pesos against the U.S. dollar, as well as the addition of the Santa Elena Silver Mine to the Company’s portfolio of assets, which became the Company’s lowest cost mine. Cash costs and AISC during the year also included $0.9 million, or $0.08 per ounce, in relation to severance costs.

Capital expenditures in the fourth quarter were $14.1 million, a decrease of 6% compared to the prior quarter, primarily consisting of $3.0 million at Santa Elena, $2.5 million at La Encantada, $2.2 million at Del Toro, $2.0 million at La Parrilla, $2.0 million at La Guitarra and $1.9 million at San Martin. Excluding Santa Elena, capital expenditures were down 26% quarter-over-quarter as the Company continues to focus on cost reductions.

The Company’s total capital expenditures in 2015 was $62.2 million which consisted of underground development, exploration, construction and expansion projects and acquisitions of new mining equipment. As previously announced, the Company plans to invest a total of $63.8 million on capital expenditures in 2016. The slight increase is due to the acquisition of the Santa Elena mine which is estimated to add $14.9 million in capital expenditures in 2016. Excluding Santa Elena, the Company’s 2015 capital expenditures decreased by 48% to $59.2 million compared to the prior year.

2016 OUTLOOK

In 2016, First Majestic aims to maintain its status as one of silver industry’s purest and highest margin producers. The focus of the Company continues to be on producing profitable ounces. Annual silver production is expected to increase to a new record range of 12.0 million to 13.3 million ounces (or 17.8 million to 19.8 million silver equivalent ounces), primarily due to the addition of a full year’s worth of production from Santa Elena offset by lower production levels forecasted at Del Toro and San Martin. The Company is projecting its 2016 AISC to be within a range of $12.29 to $13.36 per ounce, or $11.82 to $12.84 per ounce after excluding non-cash items such as share-based payments and accretion of decommissioning liabilities.

A mine-by-mine breakdown of the 2016 production guidance is included in the table below. Cash cost and AISC guidance is shown per payable silver ounce. The production outlook includes the impact of Santa Elena’s gold streaming agreement with Sandstorm Gold Ltd.

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Anticipated Operating Parameters	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
Tonnes processed ('000s)	950 - 1,056	1,115 - 1,128	530 - 589	465 - 517	284 - 316	166 - 184	3,510 - 3,790

Silver ounces ('000s)	2,048 - 2,276	2,744 - 3,049	2,649 - 2,944	1,851 - 2,057	1,658 - 1,842	1,063 - 1,182	12,013 - 13,350
Gold ounces	35,396 - 39,329	-	298 - 331	-	3,342 - 3,713	7,092 - 7,880	46,128 - 51,253
Pounds of lead ('000s)	-	-	11.162 - 12,402	23,599 - 26,221	-	-	34,761 - 38,623
Pounds of zinc ('000s)	-	-	11,896 - 13,218	-	-	-	11,896 - 13,218
Silver equivalent ounces ('000s)	4,576 - 5,085	2,744 - 3,049	3,906 - 4,340	3,116 - 3,462	1,897 - 2,108	1,570 - 1,745	17,809 - 19,788

Average silver grade (g/t)	79	145	190	170	239	241	149
Average recoveries (%)	85%	58%	82%	73%	76%	83%	73%

Cash cost per ounce	$3.12 - $3.72	$10.13 - $10.46	$6.25 - $6.68	$8.39 - $8.99	$8.29 - $8.84	$5.01 - $5.56	$7.11 - $7.60
Sustaining capital per ounce	$5.99 - $6.65	$1.78 - $1.98	$3.27 - $3.64	$2.66 - $2.95	$2.40 - $2.65	$5.29 - $5.88	$3.48 - $3.87
All-In Sustaining cost per ounce	$9.26 - $10.55	$11.98 - $12.52	$9.58 - $10.38	$11.12 - $12.03	$10.76 - $11.59	$10.37 - $11.52	$12.29 - $13.36*
Production cost per tonne	$37.96 - $39.22	$25.94 - $26.80	$35.54 - $37.52	$41.09 - $43.38	$56.97 - $60.14	$48.32 - $51.68	$36.52 - $38.18

Metal average price assumptions for calculating equivalents: Silver $14.00/oz, Gold $1,000/oz, Lead $0.75/lb, Zinc $0.75/lb

*Consolidated AISC includes corporate general & administrative expense of $1.24 to $1.37 per ounce, share-based payments expense of $0.38 to $0.42 per ounce and accretion of decommissioning liabilities of $0.09 to $0.10 per ounce.

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

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Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.